June 24, 2008

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	WellPoint, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2008

File No. 001-16751

Dear Mr. Rosenberg:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to the United States Securities and Exchange Commission (the “Commission”) comment letter dated June 4, 2008 relating to the above-referenced filings by the Company. For your convenience, we have listed each comment from the letter below, with our response following each such comment.

Form 10-K for the year ended December 31, 2007

Consolidated Financial Statements

Consolidated Statements of Cash Flows

1.	Comment: Please tell us why you present the securities lending activities in investing activities and financing activities when these transactions appear to be non-cash items.

Response: We concur that cash generally does not change hands in securities lending. Rather, the transaction is largely administered by a custodian through segregation of the loaned security and corresponding segregation of collateral from the counterparty in accounts maintained by the custodian. However, the segregated collateral is invested by the custodian according to our general instructions; accordingly, we view the investment of the collateral as an investing activity. Similarly, the obligation for returning collateral to the counterparty is viewed by us as a form of short-term financing and is therefore classified as a financing activity within the statement of cash flows.

Mr. Jim B. Rosenberg	- 2 -	June 24, 2008

Finally, diversity in practice exists regarding how these transactions are shown in the statement of cash flows among filers. We utilize research tools issued by two of the Big Four accounting firms (including our own independent accounting firm) and guidance provided on this topic by both outlines our presentation as the preferred methodology for reporting securities lending transactions in the statement of cash flows.

Form 10-Q for the quarterly period ended March 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

VII. Critical Accounting Policies and Estimates

Investments, page 30

2.	Comment: You disclose that fair values of certain of your investments are obtained from independent pricing services. It appears that the pricing service determines fair values for these investments rather than management:

•	If this is not the case, please revise your disclosure to clarify.

•	In either case, please describe the techniques and disclose the assumptions used to determine fair value for these investments.

Further, while you are not required to indicate or infer that the independent pricing service determines fair value, when you do, you must also disclose its name. If you include its name in or incorporate it by reference into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.

Response: While we employ the help of various third party pricing services in estimating the fair value of our investment securities, management determines and is responsible for the accuracy of the fair value estimate of all securities in our investment portfolio. Accordingly, in future filings of our Form 10-Q and 10-K, we will no longer refer to the independent pricing services.

The estimation of fair value of securities referred to in the referenced disclosure includes a variety of valuation methodologies, each with different valuation inputs and assumptions. Given the relative immateriality of the referenced securities ($257.9 million out of our total investment portfolio of $16,889.2 million, or 1.5%), we have not separately disclosed each valuation methodology and related inputs. However, in future filings of our Form 10-Q and 10-K, we will disclose the valuation methodologies and assumption inputs generally used in the estimation of the fair value of these securities. Accordingly, we expect to use the following language in future filings of our Form 10-Q and 10-K:

Mr. Jim B. Rosenberg	- 3 -	June 24, 2008

Fair values of available-for-sale fixed maturity and equity securities are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using quoted market prices of comparable instruments or using discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, broker quotes, benchmark yields, credit spreads, default rates and prepayment speeds.

In certain circumstances, it may not be possible to derive pricing model inputs from observable market activity, and therefore, such inputs are estimated internally. Such securities are designated Level III in accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements. During the first quarter of 2008, certain mortgage-backed and asset-backed securities were thinly traded due to concerns in the securities markets and the resulting lack of liquidity. Consequently, broker quotes or other observable inputs were not always available and the fair value of these securities were estimated using internal estimates for inputs including, but not limited to, prepayment speeds, credit spreads, default rates and benchmark yields.

Mr. Jim B. Rosenberg	- 4 -	June 24, 2008

3.	Comment: Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by guarantor).

Response: The following table provides the information you requested, segregated by the subcategories of fixed maturity securities disclosed in the footnotes to our financial statements in our Annual Report on Form 10-K. Please note that while credit ratings of municipal fixed maturity securities are generally provided with and without the related guarantee, such information generally is not available for other types of securities that are covered by a guarantee. Such securities’ credit rating is only shown with the related guarantee.

Security Type Fair Value as of March 31, 2008 (in millions)	Credit Rating [1]
	With Guarantee		Without Guarantee [2]
Fixed maturity securities from states, municipalities and political subdivisions – tax exempt:
$ 1,607.3	AAA		AA
145.1	AAA		Not Available
78.4	AA		AA
67.0	AA		Not Available
48.4	A		A
53.6	A		Not Available
10.8	BBB		Not Available
0.1	CCC		Not Available
1,856.4		Not Guaranteed
$ 3,867.1
Mortgage-backed fixed maturity securities:
$ 55.3	AAA		Not Available
27.8	A		Not Available
4,666.2		Not Guaranteed
$ 4,749.3
Corporate fixed maturity securities:
$ 16.0	AAA		Not Available
5,450.6		Not Guaranteed
$ 5,466.6
Other fixed maturity securities:
$ 695.9		Not Guaranteed
Total fixed maturity securities:
$ 14,778.9

[1]	Ratings are as of March 31, 2008 or later based on the availability of the information.
[2]	Represents a weighted average consensus of Standard & Poor’s, Fitch, Inc. and Moody’s Investor Service, Inc. rating agencies.

Mr. Jim B. Rosenberg	- 5 -	June 24, 2008

The following table provides information related to significant concentrations of guarantors by both direct and indirect exposure as of March 31, 2008:

	March 31, 2008
	Direct Investments in Guarantor
Guarantor	Equity Securities at Fair Value	Fixed Maturity Securities at Fair Value	Indirect Exposure	Total Exposure
AMBAC	$—	$—	$468.0	$468.0
MBIA, Inc.	—	43.1	430.8	473.9
Financial Security Assurance	—	—	429.4	429.4
Financial Guaranty Insurance Co.	—	—	410.0	410.0
Other [1]	—	—	371.6	371.6

Total	$—	$43.1	$2,109.8	$2,152.9

[1]	Consists of approximately 20 guarantors with no direct investment in the guarantors and no individual indirect exposure greater than $70 million.

As demonstrated by the information in the two preceding tables, we do not believe our direct exposure to any single guarantor is significant. Even when considering the indirect exposure of our investment securities to the financial stability of the guarantors, we do not believe that a significant concentration of credit risk exists or that the fair values of our investments are exposed to significant pressure as our investments are sufficiently diversified, are generally highly rated (primarily based on the financial stability of the issuer itself) and the fair values of these securities already reflect the possibility of insolvency of the guarantor. Consequently, we do not believe that the information provided in the preceding tables in response to your comment is necessary for disclosure in accordance with U.S. generally accepted accounting principles. We will continue to monitor our direct and indirect exposure to our guarantors, and if we believe a significant concentration of credit risk exists we will provide the necessary disclosures in future filings of our Form 10-Q and 10-K.

Mr. Jim B. Rosenberg	- 6 -	June 24, 2008

*     *     *     *     *

In connection with our response to this comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering questions which may arise in connection with this letter, please call me at (317) 488-6770.

Very truly yours,

/s/ Wayne S. DeVeydt
Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer

Copy to:	Angela F. Braly President and Chief Executive Officer
John E. Gallina Vice President, Chief Accounting Officer and Chief Financial Officer, Comprehensive Health Solutions